Mail Stop 3561

March 12, 2010

VIA U.S. MAIL

H.P. Jin, Ph.D.
Chairman, Chief Executive Officer, and President
TNAV Holdings, Inc.
1130 Kifer Road
Sunnyvale, CA 94086

Re: TNAV Holdings, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed February 2, 2010
File No. 333-162771

Dear Mr. Jin:

We have reviewed your response to our letter dated February 26, 2010 and have
the following additional comments. Please note that page references refer to the marked
version of your filing provided by counsel.

KPI Table, page 105

1. We note your response to our prior comment 3 and reissue in part.   We continue
    to believe that providing a qualitative description of the STI bonus targets,
    including whether individual targets were achieved, presents meaningful
    information to investors as they evaluate the structure of your executive
    compensation program. Additionally, it is not apparent how competitive harm
    could result by disclosing whether your NEOs achieved a particular target given
    the omission of the specific target and its respective weighting.   As such, please
    revise the table on page 105 to indicate which targets were met by the named
    executive officers.

* * * * *

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

Please contact J. Nolan McWilliams at (202) 551-3217 or Susan Block at (202) 551-3210 with any questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: Via facsimile (650) 493-6811
        Julia Reigel, Esq.
        Wilson Sonsini Goodrich & Rosati